

13031009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47739

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercer Allied Company, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Broadway
(No. and Street)

Saratoga Springs	New York	12866
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathi Lewis — (518) 886-4309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J Collins III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Allied Company, L.P., as of February 28, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

BELINDA J. BOUCHARD
Notary Public No. 01BO5041870
Saratogo Co., State of New York
Commission Exp. April 10, 20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercer Allied Company, L.P.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission
December 31, 2012


pwc

Mercer Allied Company, L.P.

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
December 31, 2012

Mercer Allied Company, L.P.
Index
December 31, 2012

Page(s)



Independent Auditor's Report

To the Partners of Mercer Allied Company, L.P.:

We have audited the accompanying financial statements of Mercer Allied Company, L.P. (the "Partnership"), which comprise the statement of financial condition as of December 31, 2012, and the related statement of earnings, statement of changes in partners' capital and statement of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercer Allied Company, L.P. at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As described in Note 4 to the financial statements, the Partnership has significant transactions with related parties.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2013

Mercer Allied Company, L.P.
Statement of Financial Condition
As of December 31, 2012

Assets		
Cash	$	4,951,968
Commissions receivable		1,988,715
Prepaid expenses		526,519
Due from affiliates		54,601
Income taxes receivable		231,839
Total assets	$	7,753,642
Liabilities and partners' capital		
Other liabilities and accrued expenses	$	109,762
Due to Parent		2,279,241
Income taxes payable		134,648
Total liabilities		2,523,651
Partners' capital		5,229,991
Total liabilities and partners' capital	$	7,753,642

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Earnings
For the Year Ended December 31, 2012

Revenues	
Brokerage commissions	$ 27,035,579
Operating expenses	
Administrative charges - affiliates	21,247,621
Licenses	950,502
Professional fees	69,078
	22,267,201
Pre-tax earnings	4,768,378
Provision for taxes	1,430,407
Net earnings	$ 3,337,971

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2012

	General Partner	Limited Partner	Total
Balance, December 31, 2011	$ 48,921	$ 4,843,099	$ 4,892,020
Net earnings	33,380	3,304,591	3,337,971
Distributions to Parent	(30,000)	(2,970,000)	(3,000,000)
Balance, December 31, 2012	$ 52,301	$ 5,177,690	$ 5,229,991

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activites	
Net earnings	$ 3,337,971
(Increase) decrease in operating assets:	
Commissions receivable	(10,363)
Prepaid expenses	(49,020)
Due from affiliates	(54,601)
Income taxes receivable	(231,839)
Increase (decrease) in operating liabilities:	
Other liabilities and accrues expenses	80,527
Due to Parent	(542,505)
Income taxes payable	(396,682)
Net cash provided by operating activities	2,133,488
Cash flows from financing activites	
Distributions to Parent	(3,000,000)
Net cash used for financing activities	(3,000,000)
Net decrease in cash	(866,512)
Cash, beginning of year	5,818,480
Cash, end of year	$ 4,951,968

SUPPLEMENTAL DISCLOSURE

Cash payments for income taxes were $2,057,119, net of refunds.

The accompanying notes are an integral part of the financial statements

1. Description of Business

Mercer Allied Company, L.P. (the Partnership) is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, and is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) that refers clients of affiliated companies to clearing U.S. brokers and receives a portion of the commission or fee earned by those brokers (brokerage commissions). The Partnership is scheduled to expire December 31, 2044. Further, the Partnership, through employees of affiliated companies, places variable life insurance policies and variable annuities with insurance carriers and earns a commission.

GS Ayco Holding LLC (Parent) is the general partner of the Partnership and an indirect wholly-owned subsidiary of the Goldman Sachs Group, Inc. (Group Inc). The Ayco Company, L.P. is the limited partner of the Partnership.

2. Basis of Presentation and Significant Accounting Policies

These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Use of Estimates

Preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on the best available information but actual results could be materially different.

Cash

Cash balances are maintained at two institutions, each of which is insured by Federal Deposit Insurance Corporation (FDIC) up to $250,000. The aggregate bank balances in excess of FDIC at these institutions was approximately $4,451,968 at December 31, 2012.

Revenue Recognition

The Partnership earns brokerage commissions from placing business with clearing brokers. Brokerage commissions are recognized when earned. Brokerage commissions for placing insurance policies with insurance carriers are earned when the insurance policy becomes effective (insurance binder in place) and the premium has been collected by the insurance carrier.

3. Amended and Restated Limited Partnership Agreement

Allocations of income and losses are generally pro rata according to ownership interest (99% to the limited partner and 1% to the general partner), except in certain circumstances as outlined in the amended and restated limited partnership agreement whereby income and loss allocations are based on a prescribed formula.

4. Related-Party Transactions

The Partnership has significant transactions with related entities. These transactions have a significant impact on the Partnership's financial position, earnings and cash flows. Whether the terms of these transactions would have been the same had they been between non-related entities cannot be determined.

The Partnership, through employees of affiliated companies, places insurance policies for clients with insurance carriers and earns brokerage commissions. The Partnership also refers clients of affiliated companies to clearing brokers and receives brokerage commissions. Total brokerage commissions earned through affiliated companies for the year ended December 31, 2012 aggregated $27,035,579.

The Partnership, which has no employees, is provided office space, facilities and operational and administrative support by the Parent and other affiliates, for which the Partnership was charged $21,247,621, of which $9,748,312 related to commissions expense. At December 31, 2012, amounts due to Parent for such services aggregated $2,279,241.

5. Net Capital Requirements

The Partnership is a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital.

Effective July 1, 2003, the National Association of Securities Dealers (NASD) approved the Partnership's election to reduce its minimum dollar net capital requirement from $50,000 to $5,000. At December 31, 2012, the Partnership had net capital of $2,428,317, which was $2,260,074 in excess of its minimum required net capital of $168,243.

The Partnership is in compliance with the exemptive provisions of Rule 15c3-3 (k)(2)(i) of the SEC as the Partnership continues to promptly transmit all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

6. Income Taxes

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. The Partnership reports interest expense related to income tax matters in "Provision for taxes" and income tax penalties under "Operating expenses" in the statement of earnings.

The Partnership has elected to be taxed as a corporation for U.S. Federal income tax purposes. As a corporation for tax purposes, the Partnership is subject to U.S. federal and various state and local income taxes on its earnings. The Partnership is included with Group, Inc. and subsidiaries in a consolidated corporate federal tax return as well as consolidated/combined state and local tax returns. The Partnership computes its tax liability on a modified separate company basis and settles such liability with Group, Inc. pursuant to the tax sharing policy. To the extent the Partnership generates tax benefits from losses it will be reimbursed by Group, Inc. pursuant to the tax sharing policy. During 2012, the Partnership's method of allocating state and local income tax liability was modified to reflect its share of the consolidated/combined state and local income tax liability.

The table below presents the components of the provision/(benefit) for taxes.

Current taxes:	
U.S. Federal	$ 1,811,749
State and local	(381,342)
Provision for taxes	$ 1,430,407

The difference between the reported provision for taxes and the amount computed by multiplying pretax earnings by the federal statutory rate is primarily attributable to state and local taxes. The tax true up for prior years was a net tax benefit of $345,814.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. At December 31, 2012, no deferred tax liabilities or deferred tax assets were recognized and no valuation allowance was required.

The Partnership recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2012, the Partnership did not record a liability related to accounting for uncertainty in income taxes.

The Partnership as part of the Parent's consolidated tax filing is subject to examination by U.S. Internal Revenue Service (IRS) and other state and local taxing authorities, such as New York. All corporate tax filing years subsequent to and including 2005 for U.S. Federal and 2004 for New York State and New York City remain open to examination by the taxing authorities. The Partnership believes that the resolution of the above tax exams will not have a material effect on the Partnership's financial condition, results of operations or cash flows.

7. Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition through February 28, 2013 and determined that there were no material events or transactions that would require recognition or disclosure in these financial statements.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Net capital		
Total partners' capital	$	5,229,991
Deductions		
Non-allowable assets - commissions receivable, prepaid expenses, due from affiliates, and income taxes receivable		(2,801,674)
Net capital	$	2,428,317
Aggregate indebtedness		
Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)	$	2,523,651
Total aggregate indebtedness	$	2,523,651
Percentage of aggregate indebtedness to net capital		104%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-
Computation of basic net capital		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	168,243
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	168,243
Excess net capital	$	2,260,074
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	2,175,952

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no differences between this computation and the corresponding computation in the unaudited Part II Focus Report of December 31, 2012, filed on January 22, 2013.

Mercer Allied Company, L.P.
Schedule II
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under 15c3-3
December 31, 2012

EXEMPTION UNDER SEC RULE 15c3-3 SECTION (k)(2)(i) HAS BEEN CLAIMED.

The Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.



Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Partners of Mercer Allied Company, L.P.:

In planning and performing our audit of the financial statements of Mercer Allied Company, L.P. (the "Partnership") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013



Report of Independent Accountants

To the Partners of
Mercer Allied Company, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation ("SIPC") of Mercer Allied Company, L.P. (the "Partnership") for the year ended December 31, 2012, which were agreed to by the Partnership, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Partnership's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. On July 20, 2012, payment on item 2B was made by wire reference #NY122007084431862045687 in the amount of $37,647. There was no difference observed.

    b. On February 5, 2013, payment on item 2F was made by wire reference #LN130502204952142111221 in the amount of $29,942. There was no difference observed.

2. Compared the "Brokerage commissions" amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2012 to the Total revenue amount of $27,035,579 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012. There was no difference observed.

3. Observed no adjustments reported on page 2, items 2b and 2c of Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $27,035,579 and $67,589, respectively of the Form SIPC-7. There were no differences observed.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Partnership's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of Mercer Allied Company, L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047739 FINRA DEC
MERCER ALLIED COMPANY LP 13*13
ATTN: MAE CAVOLI
321 BROADWAY
SARATOGA SPRINGS NY 12866-4110

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Julie Slezak 518-886-4396

2. A. General Assessment (item 2e from page 2) $ 67,589

B. Less payment made with SIPC-6 filed (exclude interest) (37,647)

7/20/12
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 29,942

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 29,942

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 29,942

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mercer Allied Company, L.P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14th day of January, 20 13.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 27,035,579
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 27,035,579
2e. General Assessment @ .0025	$ 67,589 (to page 1, line 2.A.)


FSC
www.fsc.org

MIX
Paper from
responsible sources
FSC® C012076

Printed on paper containing 30% post consumer waste
(PCW) fiber and certified by the Forest Stewardship Council.